                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                     Pursuant to Rule 13a - 16 or 15d - 16
                     of the Securities Exchange Act of 1934

                          For the month of April 2000

                              TOWNPAGESNET.COM PLC

          11 MARKET SQUARE, ALTON, HAMPSHIRE GU34 1HD, UNITED KINGDOM
                             (011) 44 1420 543 468

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F  X              Form 40-F  __
                                     ---
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                           Yes  __          No X
                                              ---
     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

                           N/A

         This report on Form 6-K contains unaudited condensed pro forma consolidated financial information reflecting the pro forma effect of certain acquisitions made during fiscal 1999 by TownPagesNet.com plc and audited historical financial statements and unaudited condensed financial statements of the entities acquired.

                         UNAUDITED CONDENSED PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION
                            OF TOWNPAGESNET.COM PLC

On July 19, 1999, TownPagesNet.com plc acquired WWW.CO. UK Limited and the following affiliated companies, collectively referred to as "WWW", which prior to their acquisition were under common ownership and control:

         (1)      Summerfields Publishing Ltd,

         (2)      The Platinum Club Limited,

         (3)      Feature Boards Limited, and

         (4)      WWW.CO.UK Limited.

The total consideration paid for the acquisition of WWW was Pound Sterling 4.0 million which consisted of Pound Sterling 1.5 million in cash and 488,281 TownPages' ordinary shares. TownPages is also obligated to pay a maximum of Pound Sterling 250,000 at the end of the each of the fiscal years ending December 31, 1999 and December 31, 2000 in the event the aggregate sales revenues of WWW equal or exceed Pound Sterling 2,139,000 and Pound
Sterling 2,861,000, respectively.

WWW provides advertising management and optimization services to advertisers and agencies in both print media and through the internet from locations in the United Kingdom. Under the trading name Cinemas Online, WWW is an Internet provider of cinema information in England and Ireland.

On September 24, 1999, TownPages acquired Morbria Limited for a total consideration of Pound Sterling 3,379,888 which consisted of 857,972 TownPages' ordinary shares. TownPages is also obligated to pay a maximum of Pound
Sterling 930,000 if the net revenues of Morbria for the year ended March 31, 2000 exceed Pound Sterling 3,160,000. If the net revenues in the year ending March 31, 2001 exceed Pound Sterling 3,160,000, TownPages is obligated to pay a sum equal to the amount by which net revenues exceed Pound Sterling 3,160,000 multiplied by a factor of 1.77.

The Morbria group provides multi-media, reprographic and advertising services in both print media and through the internet from locations in the United Kingdom.

On October 1, 1999, TownPages acquired Buyersguide Limited. The total consideration paid was Pound Sterling 2,500,000 which consisted of 486,381 TownPages ordinary shares. TownPages is also obligated to pay an amount of ten times the profits of Buyersguide for the twelve month period to March 31, 2000 less Pound Sterling 250,000. In addition, there is a secondary earnout payable of Pound Sterling 166,750 should sales invoices issued by Buyersguide for the six months ended March 31, 2000 exceed Pound Sterling 900,000.

                         UNAUDITED CONDENSED PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION
                     OF TOWNPAGESNET.COM PLC -- (CONTINUED)

Buyersguide provides advertising services through the internet from locations in the United Kingdom.

These acquisitions have been accounted for as purchases. The allocation of the purchase price for each acquisition has not been finally determined and, accordingly, the pro forma adjustments reflected below may be adjusted when additional information is obtained during the one-year period subsequent to the date of the acquisition. However, any reallocation of the purchase price based on final valuations of the assets and liabilities acquired should not differ significantly from the original estimates and should not have a material impact on the consolidated pro forma information.

The following information, which is unaudited, gives pro forma effect to the acquisition of WWW, Morbria and Buyersguide and has been prepared in accordance with United States generally accepted accounting principles ("U.S.GAAP"). The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position of TownPages as they may be in the future or as they might have been had the acquisitions been consummated on the respective dates assumed.

The unaudited condensed pro forma consolidated financial information should be read in conjunction with the historical financial statements of TownPages included in its Registration Statement on Form F-1 (File No. 333-72075) filed with the Securities and Exchange Commission and its Report on Form 6-K dated November 24, 1999, furnished to the Securities and Exchange Commission, and the historical combined financial statements of WWW, the consolidated financial statements of Morbria and the financial statements of BuyersGuide included elsewhere in this Report on Form 6-K.

                         UNAUDITED CONDENSED PRO FORMA
                           CONSOLIDATED BALANCE SHEET
                            OF TOWNPAGESNET.COM PLC

                               SEPTEMBER 30, 1999

The following unaudited condensed pro forma consolidated balance sheet at September 30, 1999 gives pro forma effect to the acquisition of BuyersGuide, after giving effect to the adjustments described in the notes to the unaudited condensed pro forma financial information, as if the acquisition had occurred on September 30, 1999. The historical financial information for TownPagesNet.com plc is derived from its historical unaudited condensed consolidated balance sheet at September 30, 1999 included in its Report on Form 6-K dated November 24, 1999. The historical financial information for BuyersGuide is derived from its unaudited balance sheet at September 30, 1999, included elsewhere in this Report on Form 6-K.

                                                           HISTORICAL                        PRO FORMA
                                                  ------------------------------  ---------------------------------
                                                                                  ADJUSTMENTS
                                                    TOWNPAGES     BUYERSGUIDE      (NOTE 1)         CONSOLIDATED
                                                  -------------- ---------------  -------------   -----------------
                                                      POUND          POUND            POUND             POUND
                                                     STERLING       STERLING         STERLING          STERLING
ASSETS:
CURRENT ASSETS:
 Cash, cash equivalents and short-term
 investments                                          3,618,238               -        (47,561)(a)    3,570,677
 Accounts receivable                                 10,469,455               -              -       10,469,455
 Receivable from related party                        1,486,347               -              -        1,486,347
 Unbilled Receivables                                   471,673               -              -          471,673
 Other receivables                                      133,844               -              -          133,844
 Prepaid expenses and other current assets              115,833               -              -          115,833
                                                  -------------- ---------------  -------------   -----------------
 Total Current Assets                                16,295,390               -        (47,561)      16,247,829

Computer equipment                                      493,355               -              -          493,355
Furniture and fixtures                                  243,330               -              -          243,330
Equipment                                             1,409,388          10,821              -        1,420,209
                                                  -------------- ---------------  -------------   -----------------
                                                      2,146,073          10,821              -        2,156,894
Less: Accumulated depreciation                        1,016,602               -                        1,16,602
                                                  -------------- ---------------  -------------   -----------------
                                                      1,129,471          10,821              -        1,140,292
Intangible assets                                     7,629,919               -      2,536,740 (b)   10,166,659
                                                  -------------- ---------------  -------------   -----------------
                                                     25,054,780          10,821      2,489,179       27,554,780
                                                  -------------- ---------------  -------------   -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:
 Bank loans of credit and other notes payable           303,084               -              -          303,084
 Accounts payable                                       653,043               -              -          653,043
 Accrued expenses and other liabilities               1,041,218               -              -        1,041,218
 Amounts payable under Web site design
 agreements                                           4,285,568               -              -        4,285,568
 Current portion of capital lease obligations           165,850               -              -          165,850
 Income taxes and social security payable               562,877               -              -          562,877
 Deferred income                                      2,292,811               -              -        2,292,811
                                                ---------------- ---------------  -------------   -----------------
 Total current liabilities:                           9,304,451               -              -        9,304,451

 Minority Interest                                       20,961               -              -           20,961

COMMITMENTS
Stockholders Equity (Net Capital Deficiency)
9% Series A redeemable convertible
preferred stock Pound Sterling 1 par value,
5,000,000
shares authorized                                       850,000               -              -          850,000

Ordinary shares:
Pound Sterling 0.01 par value; 20,000,000
shares authorized,
8,546,272 issued                                         85,463             100          4,764(c)        90,327

Additional Paid-In Capital                           16,465,544          10,721      2,484,415(d)    18,960,680
Accumulated funds/(deficit)                          (1,671,639)              -              -       (1,671,639)
                                                ---------------- ---------------  -------------   -----------------
 Total shareholders' equity:                         15,729,368          10,821      2,489,179       18,229,368
                                                ---------------- ---------------  -------------   -----------------
                                                     25,054,780          10,821      2,489,179       27,554,780
                                                ---------------- ---------------  -------------   -----------------

See Notes to Unaudited Condensed Pro Forma Consolidated Financial Information.

                         UNAUDITED CONDENSED PRO FORMA
            CONSOLIDATED STATEMENT OF OPERATIONS OF TOWNPAGESNET.COM
                                      PLC

                      NINE MONTHS ENDED SEPTEMBER 30, 1999

The following unaudited condensed pro forma consolidated statement of operations for the nine months ended September 30, 1999, gives pro forma effect to the acquisition of WWW, Morbria and Buyersguide, after giving effect to the adjustments described in the notes to the unaudited condensed pro forma financial information, as if the acquisition had occurred on January 1, 1999. The historical financial information for TownPages is derived from its historical unaudited condensed statement of operations for the nine months ended September 30, 1999 included in its Report on Form 6-K dated November 24, 1999. The historical financial information for WWW is derived from its unaudited condensed combined statement of operations for the six months ended June 30, 1999 included elsewhere in this Report on Form 6-K and its unaudited condensed consolidated statement of operations for the three months ended September 30, 1999 which is not included in this Report on Form 6-K. The historical financial information for Morbria and BuyersGuide is derived from their unaudited condensed statements of operations for the year ended March 31, 1999 and their unaudited condensed statements of operations for the six months ended September 30, 1999 all of which are included elsewhere in this Report on Form 6-K.

                                              HISTORICAL                                     PRO FORMA
                         -------------------------------------------------------  ---------------------------------
                                                                                  ADJUSTMENTS
                          TOWNPAGES     WWW.CO.UK      MORBRIA      BUYERS-GUIDE     NOTE 1         CONSOLIDATED
                         -------------  ------------  ------------  ------------  -------------    ----------------
                            POUND         POUND         POUND         POUND          POUND            POUND
                           STERLING     STERLING       STERLING      STERLING       STERLING         STERLING
REVENUES
   Advertising revenues       300,231      742,552        532,385       760,687              -         2,335,855
   Contract revenues and
   other                    4,731,608            -        454,649             -       (150,350)(a)     5,035,907
   Contract revenues
   from related parties       556,142            -        517,211             -              -         1,073,353
                         -------------  ------------  ------------  ------------  -------------    ----------------
TOTAL REVENUES              5,587,981      742,552      1,504,245       760,687       (150,350)        8,445,115

COST OF REVENUES
   Maintenance and
   hosting costs              463,865            -              -         1,150              -           465,015
   Cost of contract
   revenues and other       2,763,609            -        275,205             -       (150,350)(a)     2,888,464
   Advertising and
   commission costs           177,980      469,633        437,025       351,336              -         1,435,974
                         -------------  ------------  ------------  ------------  -------------    ----------------
                            3,405,454      469,633        712,230       352,486       (150,350)        4,789,453

GROSS PROFIT                2,182,527      272,919        792,015       408,201              -         3,655,662

OPERATING EXPENSES:

   Sales and marketing        762,750            -              -             -              -           762,750
   Research and
   development                364,931       27,941         54,834             -              -           447,706
   General and
   administrative           1,124,423      324,358        445,306       147,680              -         2,041,767
   Depreciation                71,219        5,459         75,361         6,561              -           158,600
   Amortisation               197,953            -              -             -      1,472,319 (b)     1,670,272
                         -------------  ------------  ------------  ------------  -------------    ----------------
   Total operating
   expenses                 2,521,276      357,758        575,501       154,241      1,472,319         5,081,095

OPERATING PROFIT / (LOSS)    (338,749)     (84,839)       216,514       253,960     (1,472,319)       (1,425,433)

   Interest expense           (64,228)      (5,248)      (111,281)         (690)             -          (181,447)
   Interest income            146,718        2,296              -         1,382        (58,125)(c)        92,271
   Other income                 4,371        7,041              -             -              -            11,412

                         -------------  ------------  ------------  ------------  -------------    ----------------
NET PROFIT/ (LOSS)           (251,888)     (80,750)       105,233       254,652     (1,530,444)       (1,503,197)
                         =============  ============  ============  ============  =============    ================


    Basic and diluted net   Pound                                                                        Pound
    loss per share         Sterling                                                                     Sterling
                                (0.04)                                                                     (0.19)
                         -------------                                                             ----------------

   Shares used in
   computing basic and
   diluted net loss per
   share                    6,345,244                                                1,671,282 (d)     8,016,526
                         -------------                                            -------------    ----------------


 See Notes to Unaudited Condensed Pro Forma Consolidated Financial Information.

                         UNAUDITED CONDENSED PRO FORMA
                      CONSOLIDATED STATEMENT OF OPERATIONS
                            OF TOWNPAGESNET.COM PLC

                          YEAR ENDED DECEMBER 31, 1998

The following unaudited condensed pro forma consolidated statement of operations for the year ended December 31, 1998, gives pro forma effect to the acquisition of WWW, Morbria and Buyersguide, after giving effect to the adjustments described in the notes to the unaudited condensed consolidated pro forma financial information, as if the acquisition had occurred on January 1, 1998. The historical financial information for TownPagesNet.com plc is derived from its historical audited consolidated statement of operations for the year ended December 31, 1998 included in its Registration Statement on Form F-1. The historical financial information for WWW is derived from its audited combined statement of operations for the year ended December 31, 1998, and that for Morbria and Buyersguide is derived from their audited statements of operations for the year ended March 31, 1999, each of which are included elsewhere in this Report on Form 6-K

                                              HISTORICAL                                  PRO FORMA
                          ---------------------------------------------------- --------------------------------
                                                                                ADJUSTMENTS
                           TOWNPAGES    WWW.CO.UK     MORBRIA     BUYERS-GUIDE     NOTE 1        CONSOLIDATED
                          --------------------------------------- ------------ ---------------   --------------
                             POUND        POUND        POUND         POUND        POUND              POUND
                            STERLING     STERLING     STERLING     STERLING      STERLING          STERLING
REVENUES
   Advertising revenues         40,839    1,294,314      736,886      695,033               -       2,767,072
   Contract revenues and
   other                       919,522            -      775,056            -         (60,000)(a)   1,634,578
   Contract revenues from
   related parties             159,742            -      654,770            -               -         814,512
                          --------------------------------------- ------------ ---------------   --------------
TOTAL REVENUES               1,120,103    1,294,314    2,166,712      695,033         (60,000)      5,216,162

COST OF REVENUES
   Maintenance and
   hosting costs               179,776            -            -        1,194               -         180,970
   Cost of contract
   revenues and other          563,854            -      602,344            -         (60,000)(a)   1,106,198
   Advertising and
   commission costs                  -      766,060      602,197      368,559               -       1,736,816
                          --------------------------------------- ------------ ---------------   --------------
                               743,630      766,060    1,204,541      369,753         (60,000)      3,023,984


GROSS PROFIT                   376,473      528,254      962,171      325,280               -       2,192,178

OPERATING EXPENSES:
   Sales and marketing         351,633            -            -            -               -         351,633
   Research and
   development                  67,910       42,667      107,337            -               -         217,914
   General and
   administrative              715,168      421,611      320,050      247,377               -       1,704,206
   Depreciation                 42,022       11,135       50,010        9,190               -         112,357
   Amortisation                      -            -            -            -       2,227,029 (b)   2,227,029
                          --------------------------------------- ------------ ---------------   --------------

   Total operating
   expenses                  1,176,733      475,413      477,397      256,567       2,227,029       4,613,139

OPERATING PROFIT / (LOSS)     (800,260)      52,841      484,774       68,713      (2,227,029)     (2,420,961)

   Interest expense            (91,385)      (6,945)    (135,123)        (920)        (77,500)(e)    (311,873)
   Interest income               1,500            -            -          579               -           2,079
   Other income                 18,049        1,756            -            -               -          19,805
   Minority Interest                 -            -       (9,542)           -               -          (9,542)
                          --------------------------------------- ------------ ---------------   --------------
                              (872,096)      47,652      340,109       68,372      (2,304,529)     (2,720,492)

   Income Taxes                      -            -      (25,771)           -               -         (25,771)
                          --------------------------------------- ------------ ---------------   --------------
NET PROFIT/ (LOSS)            (872,096)      47,652      314,338       68,372      (2,304,529)     (2,746,263)
                          ======================================= ============ ===============   ==============


   Basic and diluted net     Pound                                                                  Pound
   loss per share           Sterling                                                               Sterling
                                 (0.17)                                                                 (0.40)
                          -------------                                                          --------------

   Shares used in
   computing basic and
   diluted net loss per
   share                     5,000,000                                              1,832,634 (d)   6,832,634
                          -------------                                        ---------------   --------------

 See Notes to Unaudited Condensed Pro Forma Consolidated Financial Information.

                     NOTES TO UNAUDITED CONDENSED PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION
                            OF TOWNPAGESNET.COM PLC

NOTE 1 -- BUYERSGUIDE LIMITED BALANCE SHEET RECONCILIATION

         The unaudited condensed pro forma balance sheet includes the assets of Buyersguide Limited acquired by TownPages. The following is a reconciliation of the historical balance sheet of Buyersguide Limited to the assets acquired by
TownPages:



                                                              As at            Amounts         Adjusted pro
                                                            September       not acquired           forma
                                                             30,1999
                                                         ------------------------------------------------------
                                                         Pound              Pound                Pound
                                                        Sterling           Sterling             Sterling
Cash, cash equivalents and short term investments                153,944           (153,944)                 -
Accounts receivable                                              250,031           (250,031)                 -
                                                         ------------------------------------------------------
                                                                 403,975           (403,975)                 -

Furniture and fixtures                                            18,978            (18,978)                 -
Equipment                                                         28,907            (18,086)            10,821
                                                         ------------------------------------------------------
                                                                  47,885            (37,064)            10,821
Less accumulated depreciation                                     20,515            (20,515)                 -
                                                         ------------------------------------------------------
                                                                  27,370            (16,549)            10,821
                                                         ------------------------------------------------------
                                                                 431,345           (420,524)            10,821
                                                         ======================================================

Accounts payable                                                  17,296            (17,296)                 -
Current portion of caiptal lease obligations                       2,102             (2,102)                 -
Income taxes and social security payable                          74,982            (74,982)                 -
Deferred income                                                  565,144           (565,144)                 -
                                                         ------------------------------------------------------
                                                                 659,524           (659,524)                 -
Ordinary shares                                                      100                  -                100
Additional paid-in-capital                                        30,388            (19,667)            10,721
Accumulated deficit                                             (258,667)           258,667                  -
                                                         ------------------------------------------------------
                                                                (228,179)           239,000             10,821
                                                         ------------------------------------------------------
                                                          Pound             Pound                Pound
                                                         Sterling          Sterling             Sterling
                                                                 431,345           (420,524)            10,821
                                                         ======================================================

                     NOTES TO UNAUDITED CONDENSED PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION
                            OF TOWNPAGESNET.COM PLC

NOTE 2 -- PRO FORMA ADJUSTMENTS

    Balance sheet

         The unaudited condensed pro forma consolidated balance sheet gives effect to the acquisition as follows:

         The acquisition of Buyersguide is summarized as follows:

                                                                                SEPTEMBER 30, 1999
                                                                                ------------------
                                                                                  POUND STERLING

Net assets of Buyersguide at October 1, 1999                                            10,821
                                                                                        ------

Purchase consideration:
    Shares 486,381 ordinary shares at $8.60 (Pound Sterling 5.14) per
    share being the share price on October 1, 1999                                   2,500,000
Legal and other                                                                         47,561
                                                                                     ---------
Total cost of investment                                                             2,547,561
                                                                                     ---------
Goodwill arising                                                                     2,536,740
                                                                                     =========
           The pro forma balance sheet adjustments related to this acquisition are summarized as follows:

                                                                                SEPTEMBER 30, 1999
                                                                                ------------------
                                                                                  POUND STERLING

(a)    Cash - legal and other costs                                                    (47,561)
                                                                                  ============

(b)    Goodwill arising                                                              2,536,740
                                                                                     =========
(c)    Share capital

       Elimination of Buyersguide ordinary shares                                         (100)
       Issue of TownPages Ordinary shares - 486,381 ordinary shares
       at Pound Sterling 0.01 par value                                                  4,864
                                                                                     ---------
                                                                                         4,764
                                                                                     =========
(d)    Additional paid-in capital -premium of Pound Sterling 5.13 per share          2,484,415
                                                                                     =========


                     NOTES TO UNAUDITED CONDENSED PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION
                     OF TOWNPAGESNET.COM PLC -- (CONTINUED)

NOTE 2 -- PRO FORMA ADJUSTMENTS AND ACQUISITIONS -- (CONTINUED)

    Statements of Operations

         The unaudited condensed pro forma consolidated statements of operations give effect to the following pro forma adjustments:

                                                                     NINE MONTHS ENDED      YEAR ENDED
                                                                    SEPTEMBER 30, 1999   DECEMBER 31, 1998
                                                                    ------------------   -----------------
                                                                      POUND STERLING      POUND STERLING
(a)    Elimination of inter-company revenue in Morbria and costs
       in Townpages                                                      150,350             60,000
                                                                         =======             ======
(b)    Amortization of goodwill
       WWW  goodwill of Pound Sterling 4,859,437 over 5 years,
       less Pound Sterling 197,953 included in historical results of operations for TownPages for nine months ended September 30,
       1999                                                              530,962            971,887
       Morbria goodwill of Pound Sterling 3,738,970 over 5 years         560,846            747,794
       Buyersguide goodwill of Pound Sterling 2,536,740 over 5 years     380,511            507,348
                                                                       ---------          ---------
             Total                                                     1,472,319          2,227,029
                                                                       =========          =========
(c)    Reduction in interest income arising from use of cash
       of Pound Sterling 1,550,000 as part of the acquisition
       consideration of WWW at 5% per annum                               58,125                  -
                                                                          ======       ============
(d)    Shares used in computing basic and diluted net loss per share
       WWW issue of 488,281 ordinary shares less 142,564 included in historical computation Morbria issue of 857,972 ordinary
       shares less 18,788 included in historical computation


       Buyersguide issue of 486,381 ordinary shares

(e)    Increase in interest expense arising from need for
       cash of Pound Sterling 1,550,000 as part of the acquisition
       consideration of WWW at 5% per annum                                    -            77,500
                                                                     ===========            ======

                                    INDEX TO
                  FINANCIAL STATEMENTS OF BUSINESSES ACQUIRED

                                                                                                   PAGE
                                                                                                   ----
WWW
Report of Independent Auditors............................                                          14
Combined Balance Sheets as of December 31 1997 and 1998 and June 30, 1999 (unaudited)               15
Combined Statement of Operations for the years ended December 31, 1997 and 1998 and the
  six-month periods ended June 30, 1998 and 1999 (unaudited)                                        16
Statement of Net Investment Capital Deficiency for the years ended December 31, 1997 and
  1998 and the six-month period ended June 30, 1999 (unaudited)                                     17
Statement of Cash Flows for the years ended December 31, 1997 and 1998 and the six-month
  periods ended June 30, 1998 and 1999 (unaudited)                                                  18
Notes to Financial Statements...............................                                        19

MORBRIA
Report of Independent Auditors............................                                          24
Consolidated Balance Sheets as of March 31, 1998 and 1999 and
   September 30, 1999 (unaudited)                                                                   25
Consolidated Statement of Operations for the years ended March 31, 1998 and 1999 and the six-
  month periods ended September 30, 1998 and 1999 (unaudited)                                       26
Statement of Net Capital Deficiency for the years ended March 31, 1998 and 1999 and the six-
  month period ended September 30, 1999 (unaudited)                                                 27
Statement of Cash Flows for the years ended March 31, 1998 and 1999 and the six-month
  periods ended September 30, 1998 and 1999 (unaudited)                                             28
Notes to Financial Statements                                                                       29

BUYERSGUIDE
Report of Independent Auditors                                                                      35
Balance Sheets as of March 31, 1998 and 1999 and September 30, 1999 (unaudited)                     36
Statement of Operations for the years ended March 31, 1998 and 1999 and for the six-month
  periods ended September 30, 1998 and 1999 (unaudited)                                             37
Statement of Stockholders Equity for the years ended March 31, 1998 and 1999 and the six-
  month period ended September 30, 1999 (unaudited)                                                 38
Statement of Cash Flows for the years ended March 31, 1998 and 1999 and the six-month
  periods ended September 30, 1998 and 1999 (unaudited)                                             39
Notes to Financial Statements                                                                       40

                                      WWW

                         REPORT OF INDEPENDENT AUDITORS

To:   The Directors and Shareholders of
      the companies comprising WWW

We have audited the accompanying combined balance sheets of WWW.CO.UK as of December 31, 1997 and 1998 and the related statements of operations, capital deficiency and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of WWW's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of WWW at December 31, 1997 and 1998, and the combined results of its operations and its combined cash flows for each of the two years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

                                                                   ERNST & YOUNG

Reading, England
October 1, 1999

                                      WWW

                            COMBINED BALANCE SHEETS

                                                         AS OF DECEMBER 31,           AS OF JUNE 30,
                                                   ----------------------------  ----------------------
                                                         1997            1998              1999
                                                                                       (UNAUDITED)
                                                         POUND          POUND             POUND
                                                        STERLING       STERLING          STERLING
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and short term Investments          11,819           2,594                466
Accounts receivable, net of allowance for bad
debts of Pound Sterling 373,264, Pound
Sterling 295,925, and Pound Sterling 349,599,
respectively                                              539,748         685,519            819,588
Receivable from related party (Note 7)                      2,548          68,972             15,607
Prepaid expenses and other current assets                   9,704           8,864             31,700
                                                   --------------------------------   -----------------
Total Current Assets                                      563,819         765,949            867,361

Furniture and equipment                                    36,496          85,203             87,407
Less:  accumulated depreciation                           (11,471)        (25,746)           (27,472)
                                                   --------------------------------   -----------------
                                                           25,025          59,457             59,935
                                                   --------------------------------   -----------------
                                                          588,844         825,406            927,296
                                                   ================================   =================

LIABILITIES AND CAPITAL DEFICIENCY
CURRENT LIABILITIES:
Notes payable                                                   -               -             48,488
Loans payable to related parties                           51,189          98,805             90,263
Accounts payable                                           83,625          91,111            177,678
Accrued expenses and other liabilities                     21,105         115,925             54,261
Accrued interest                                            4,547           9,899             13,680
Deferred income                                         1,062,388         993,329          1,105,192

Taxes and social security payable                         110,815         213,510            210,856
                                                   --------------------------------   -----------------
                                                        1,333,669       1,522,579       1,700,418

CAPITAL DEFICIENCY:

Capital Deficiency                                       (744,825)       (697,173)       (773,122)
                                                   --------------------------------   -----------------
                                                          588,844         825,406         927,296
                                                   ================================   =================

                       See Notes to Financial Statements

                                      WWW

                        COMBINED STATEMENT OF OPERATIONS

                                  YEARS ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                              ---------------------------------    -----------------------------------
                                     1997            1998                 1998             1999
                                                                              (UNAUDITED)
                                    POUND           POUND              POUND              POUND
                                   STERLING        STERLING           STERLING           STERLING
Revenues                           1,155,185         1,294,314             602,884         666,339
Cost of revenues                    (786,884)         (766,060)           (367,806)       (423,310)
                              ---------------------------------    -----------------------------------
Gross profit                         368,301           528,254             235,078         243,029

OPERATING EXPENSES:
Research and development                   -            42,667                   -          23,813
General and administrative           449,483           421,611             190,366         291,679
Depreciation                           4,416            11,135               4,530           4,866
                              ---------------------------------    -----------------------------------
Total operating expenses             453,899           475,413             194,896         320,358
                              ---------------------------------    -----------------------------------

Operating income/(loss)              (85,598)           52,841              40,182         (77,329)
Interest expense                      (6,918)           (6,945)             (3,206)         (5,018)
Interest income                          110                 -                   -               -

Other operating income                     -             1,756                   -           6,398
                              ---------------------------------    -----------------------------------

Net income                           (92,406)           47,652              36,976         (75,949)
                              =================================    ===================================

                       See Notes to Financial Statements

                                      WWW

                    COMBINED STATEMENT OF CAPITAL DEFICIENCY

                                                                                POUND STERLING
       Balance at January 1, 1997                                                   (652,435)

       Increase in invested capital                                                       16

       Net loss for year                                                             (92,406)

                                                                               -----------------
       Balance at December 31, 1997                                                 (744,825)

       Net income for year                                                            47,652

                                                                               -----------------
       Balance at December 31, 1998                                                 (697,173)

       Net loss for period (unaudited)                                               (75,949)

                                                                               -----------------
       Balance at June 30, 1999 (unaudited)                                         (773,122)
                                                                               =================

                       See Notes to Financial Statements

                                      WWW

                        COMBINED STATEMENT OF CASH FLOWS

                                                YEARS ENDED DECEMBER 31,        SIX MONTHS ENDED JUNE 30,
                                             -------------------------------  -------------------------------
                                                                                       (UNAUDITED)

                                                   1997            1998            1998            1999
                                                  POUND           POUND           POUND           POUND
                                                 STERLING        STERLING        STERLING        STERLING
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income / (loss)                               (92,406)        47,652         36,976         (75,949)
   Adjustments to reconcile net loss to net
   cash used in operating activities:
     Depreciation                                      4,416         11,135          4,530           4,866
     Loss on sale of fixed assets                          -          2,897              -               -
   Changes in operating assets and
   liabilities
     Accounts receivable                             117,161       (145,771)        46,634        (121,519)
     Prepaid and other current assets                 41,301        (65,584)       (93,896)         17,979
     Accounts payable                                 20,086          7,486         58,256          86,567
     Accrued expenses and other                      (17,668)        94,820         10,519         (61,664)
     Accrued interest                                  4,547          5,352          2,038           3,781
     Deferred income                                  28,967        (69,059)       (44,294)        111,863
     Taxes and social security payable               (59,923)       102,695            309          (2,654)
                                             -------------------------------- -------------------------------
Net cash provided by / (used in) operating
activities                                            46,481         (8,377)        21,072         (36,730)
                                             -------------------------------- -------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets                           (4,754)       (59,953)       (14,316)         (5,344)
   Proceeds from sale of fixed assets                      -         11,489              -               -
                                             -------------------------------- -------------------------------
Net cash used in investing activities                 (4,754)       (48,464)       (14,316)         (5,344)
                                             -------------------------------- -------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from borrowings                           27,396         65,166         16,751          48,488
   Repayment of borrowings                           (57,595)       (17,550)       (17,250)         (8,542)
   Increase in invested capital                           16              -              -               -
                                             -------------------------------- -------------------------------
Net cash provided by / (used in) financing
activities                                           (30,183)        47,616           (499)         39,946
                                             -------------------------------- -------------------------------


Net change in cash and cash equivalents               11,544         (9,225)         6,257          (2,128)
Cash and cash equivalents at the beginning
of the period                                            275         11,819         11,819           2,594
                                             -------------------------------- -------------------------------
Cash and cash equivalents at the end of the
period                                                11,819          2,594         18,076             466
                                             ================================ ===============================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION

Interest paid                                          2,371          1,593          1,168           1,237
                                             ================================ ===============================

                       See Notes to Financial Statements

                                      WWW

                       NOTES TO THE FINANCIAL STATEMENTS

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANISATION AND BUSINESS

These financial statements represent a combination of the financial statements of Summerfields Publishing Limited, The Platinum Club Limited, Feature Boards Limited and WWW.CO.UK Limited (together "WWW" or the "Group"), which were companies under common control and ownership. The Group operates in one business segment, the providing of advertising management and optimisation services to advertisers and agencies in both print media and through the internet. All of the Group's operations are located in the United Kingdom.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with United States generally accepted accounting principles. These financial statements have been prepared pounds sterling.

USE OF ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Group considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Such amounts are stated at cost which approximates market value. As of December 31, 1997 and 1998, the Group maintained its cash and cash equivalents in checking accounts with several financial institutions.

                                      WWW

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Group to concentration of credit risk consist primarily of accounts receivable at December 31, 1997 and 1998. The Group performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. The Group does not require collateral on accounts receivable. Actual credit losses may differ significantly from estimated amounts included in the allowance for doubtful accounts and such differences could be material to the financial statements.

FIXTURES AND EQUIPMENT

Fixtures and equipment are stated at cost. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

         Fixtures and equipment     5 years straight line

REVENUE RECOGNITION

The Group sells advertising on one- and two-year contracts with income being recognized in the profit and loss account on a daily basis over the term of each individual contract. Advertising income derived from Internet services is recognized rateably over the term of each individual contract.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense as incurred.

DEFERRED INCOME

Income in respect of advertising contracts signed prior to the balance sheet date which will be credited to the Statement of Operations in accounting periods subsequent to the balance sheet date is treated as deferred income.

                                      WWW

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 is not expected to have an impact on the Group's results of operations, financial position, or cash flows.

In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1: Statement of Position 98-1 ("SOP 98-1"), "Accounting for Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance on accounting for such software costs and is effective for years beginning after December 15, 1998. SOP 98-1 identifies the characteristics of internal use software and provides examples to assist in determining when software is developed or obtained for internal use. The impact of SOP 98-1 has not had a material impact on the Group's results of operations.

2.       LINE OF CREDIT

As of December 31, 1998, the Group met its day to day working capital requirements through an overdraft facility which is repayable on demand. The Group expects to operate within the facility currently agreed in the foreseeable future. The overdraft is secured by a fixed and floating charge on the Group's assets.

In March 1999, the Group entered into a Pound Sterling 50,000 seven-year revolving line of credit agreement with a financial institution. The line of credit bears interest at a base lending rate plus 3% (8.5% as of June 30, 1999). The balance of the facility outstanding at June 30, 1999 was Pound Sterling 48,488.

3.       LOANS PAYABLE

The loans payable balance comprises loans payable to the Group's director and another related party. The loans have been established as an 8% line of credit facility which is due upon demand. There is no specific limit on the line of credit, but it is at the discretion of the counter parties to the individual loan.

                                      WWW

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

4.       COMMITMENTS

The Group occupied office space under an operating lease with Harley C. Cartwright, a related party to the Group. The Group sub-leases a portion of the office space to a third party under a month-to-month lease agreement. Required future rental payments under the operating lease as of December 31, 1998 are as follows:

     1999.............................................................Pound Sterling   25,000
     2000.............................................................Pound Sterling   25,000
     2001.............................................................Pound Sterling   25,000
     2002.............................................................Pound Sterling   25,000
     2003.............................................................Pound Sterling   25,000
     Thereafter.......................................................Pound Sterling   41,667
                                                                      -----------------------
                                                                      Pound Sterling  166,667

Rent expense for the years ended December 31, 1997 and 1998 was Pound Sterling 6,481 and Pound Sterling 10,733, respectively. Rent expense for the six-month periods ended June 30, 1998 and 1999 were Pound Sterling 2,916 and Pound Sterling 8,790, respectively.

5.       INCOME TAXES

Due to operating losses and the inability to recognize a corporation tax benefit therefrom, there is no provision for income taxes for 1997 or 1998.

Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for corporation tax purposes. Significant components of the Group's deferred tax assets are as follows:

                                                                               DECEMBER 31
                                                                     1997                  1998
                                                                     ----                  ----
                                                                 Pound Sterling        Pound Sterling
Net operating loss carryforwards                                          76,209                59,918
Depreciation                                                                (318)               (2,157)
Other timing differences                                                  53,132                58,103
                                                            ---------------------    ------------------
Total deferred tax assets                                                129,023               115,864
Valuation allowance                                                     (129,023)             (115,864)
                                                            ---------------------    ------------------
                                                                 Pound Sterling        Pound Sterling
Net deferred tax asset                                                         -                     -
                                                            =====================    ==================

Because of the Group's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by Pound Sterling 13,159 during the year ended December 31, 1998.

                                      WWW
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

6.       RELATED PARTY TRANSACTIONS

From time to time, a director of the Group borrows funds from the Group. As of December 31, 1997 and 1998 and June 30, 1999, the balance of this receivable from the director was Pound Sterling 2,548, Pound Sterling 68,972, and Pound Sterling 15,607, respectively. This balance has been included in receivable from related party for all periods presented.

7.       SUBSEQUENT EVENTS

On July 19, 1999, TownPagesNet.com plc (TownPages) acquired WWW.

                                MORBRIA LIMITED

                         REPORT OF INDEPENDENT AUDITORS

To:   The Directors and Shareholders
      Morbria Limited:

We have audited the accompanying consolidated balance sheets of Morbria Limited as of March 31, 1998 and 1999 and the related consolidated statements of operations, net capital deficiency and cash flows for each of the two years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morbria Limited at March 31, 1998 and 1999, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended March 31, 1999, in conformity with United States generally accepted accounting principles.

                                                                   ERNST & YOUNG

Reading, England
November 26, 1999

                                MORBRIA LIMITED

                          CONSOLIDATED BALANCE SHEETS

                                                                                                  AS AT
                                                                 AS AT MARCH 31,              SEPTEMBER 30,
                                                          -------------------------------  --------------------
                                                                                               (UNAUDITED)
                                                                1998            1999              1999
                                                               POUND           POUND             POUND
                                                              STERLING        STERLING          STERLING
ASSETS:
CURRENT ASSETS:
Cash, cash equivalents and short term investments                   2,603            394                324
Accounts receivable                                               565,069        568,659            387,939
Receivable from related parties                                   292,155        616,229            774,879
Inventories                                                        97,799        117,027            471,673
Prepaid expenses and other current assets                          85,261         33,081             52,067
                                                          ----------------------------------  -----------------
Total Current Assets                                            1,042,887      1,335,390          1,686,882

Computer equipment                                                 84,487         99,083             99,083
Furniture and fixtures                                            154,193        171,007            200,366
Equipment                                                         800,245      1,041,739          1,165,775
                                                          ----------------------------------  -----------------
                                                                1,038,925      1,311,829          1,465,224
Less: Accumulated depreciation                                   (568,193)      (586,142)          (639,114)
                                                          ----------------------------------  -----------------
                                                                  470,732        725,687            826,110
                                                          ----------------------------------  -----------------
                                                                1,513,619      2,061,077          2,512,992
                                                          ----------------------------------  -----------------

CURRENT LIABILITIES:
Bank loans of credit and other notes payable                    1,352,829      1,622,048            252,481
Accounts payable                                                  201,816        230,453            338,107
Accrued expenses and other liabilities                            255,436        130,183            185,287
Current portion of capital lease obligations                       79,751         92,673             75,065
Income taxes and social security payable                           98,437        112,956             75,606
                                                          -----------------------------------  ----------------
                                                                1,988,269      2,188,313            926,546

Capital lease obligations less
current portion                                                    60,620        126,536             90,785
Loans from related parties                                              -              -          1,700,000
Minority Interest                                                  17,670         27,212             20,961

SHAREHOLDERS' EQUITY:
Common stock                                                        1,000          1,000              1,000
Accumulated funds                                                (553,940)      (281,984)          (226,300)
                                                          -----------------------------------  ----------------
Total shareholders' equity:                                      (552,940)      (280,984)          (225,300)
                                                          -----------------------------------  -----------------
                                                                1,513,619      2,061,077          2,512,992
                                                          -----------------------------------  ----------------

                       See Notes to Financial Statements

                                MORBRIA LIMITED

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                   SIX MONTHS ENDED
                                                YEARS ENDED MARCH 31,                SEPTEMBER 30,
                                           --------------------------------   -------------------------------
                                                                                      (UNAUDITED)
                                                 1998            1999              1998            1999
                                                POUND           POUND             POUND           POUND
                                               STERLING        STERLING          STERLING        STERLING
Revenues
Advertising revenues                             1,071,657         736,886         336,562         348,163
Contract revenues and other                        591,063         775,056         357,525         303,377
Revenues from related parties                      415,092         654,770         330,889         378,182
                                           --------------------------------   -------------------------------
Total revenues                                   2,077,812       2,166,712       1,024,976       1,029,722

Cost of revenues
Cost of contract revenues and other                594,969         602,344         291,777         171,014
Advertising and commission costs                   831,007         602,197         286,680         284,875
                                           --------------------------------   -------------------------------
                                                 1,425,976       1,204,541         578,457         455,889

Gross Profit                                       651,836         962,171         446,519         573,833

OPERATING EXPENSES:
Research and development                            62,000         107,337          53,000          28,000
General and administrative                         507,224         320,050         259,555         305,978
Depreciation                                       143,273          50,010          31,527          67,418

                                           --------------------------------   -------------------------------
Total operating expenses                           712,497         477,397         344,082         401,396

Operating income / (loss)                          (60,661 )       484,774         102,437         172,437

Interest expense                                  (111,914 )      (135,123 )       (63,923 )       (82,907 )
Minority interest                                   (8,983 )        (9,542 )       (22,127 )         6,251

                                           --------------------------------   -------------------------------
                                                  (181,558 )       340,109          16,387          95,781

Income taxes                                         8,417         (25,177 )       (12,589 )       (21,069 )

                                           --------------------------------   -------------------------------
Net income/ (loss) for the period                 (173,141 )       314,932           3,798          74,712
                                           ================================   ===============================

                       See Notes to Financial Statements

                                MORBRIA LIMITED

                CONSOLIDATED STATEMENT OF NET CAPITAL DEFICIENCY

                                                      COMMON STOCK
                                              -----------------------------
                                                                               ACCUMULATED
                                                  SHARES        AMOUNT           DEFICIT          TOTAL
                                              -----------------------------  -------------------------------
                                                Pound           Pound             Pound           Pound
                                               Sterling        Sterling          Sterling        Sterling
       Balance at April 1, 1997                        1,000         1,000       (361,530)       (360,530)

       Net loss for year                                                         (173,141)       (173,141)

       Dividends paid                                                             (19,269)        (19,269)
                                              -----------------------------  -------------------------------
       Balance at March 31, 1998                       1,000         1,000       (553,940)       (552,940)

       Net income for year                                                        314,932         314,932

       Dividends paid                                                             (42,976)        (42,976)
                                              -----------------------------  -------------------------------
       Balance at March 31, 1999                       1,000         1,000       (281,984)       (280,984)

       Net income for period (Unaudited)                                           74,712          74,712

       Dividends paid (Unaudited)                                                 (19,028)        (19,028)
                                              -----------------------------  -------------------------------

       Balance at September 30, 1999
       (Unaudited)                              Pound           Pound             Pound           Pound
                                               Sterling        Sterling          Sterling        Sterling
                                                       1,000         1,000       (226,300)       (225,300)
                                              =============================  ===============================

                       See Notes to Financial Statements

                                MORBRIA LIMITED

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                SIX MONTHS ENDED
                                                           YEARS ENDED MARCH 31,                 SEPTEMBER 30,
                                                        -----------------------------   ---------------------------------
                                                                                                  (UNAUDITED)

                                                             1998           1999              1998             1999
                                                             POUND           POUND             POUND           POUND
                                                            STERLING        STERLING          STERLING        STERLING
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income / (loss)                                      (173,141)       314,932            3,798           74,712
   Adjustments to reconcile net loss to
   net cash used in operating activities:
      Depreciation                                            143,273         50,010           31,527           67,418
      Profit/loss on sale of fixed assets                      31,475          5,433           13,089            2,669
   Change in operating assets and liabilities:
      Accounts receivable                                     131,016         (3,590)        (278,412 )        180,720
      Receivable from related parties                        (218,547)      (324,074)         145,010         (158,650 )
      Inventories                                              12,968        (19,228)          50,406         (354,646 )
      Prepaid expenses and other current assets                 1,833         52,180         (170,827 )        (18,986 )
      Accounts payable                                        (91,860)        28,637           33,925          107,654
      Accrued expenses and other liabilities                  158,037       (125,253)          93,507           55,104
      Income taxes and social security payable                (16,913)        14,519          (36,095 )        (37,350 )
                                                        -----------------------------   ---------------------------------
Net cash used in operating activities                         (21,859)        (6,434)        (114,072 )        (81,355 )
                                                        -----------------------------   ---------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of fixed assets                                (131,788)      (331,142)        (183,227 )       (170,510 )
    Proceeds from sale of fixed assets                              -         20,744                -                -
                                                        -----------------------------   ---------------------------------
Net cash used in investing activities                        (131,788)      (310,398)        (183,227 )       (170,510 )
                                                        -----------------------------   ---------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds/ (repayment) on finance leases net               (62,074)        78,838           94,931          (53,359 )
    Minority Interest                                           8,983          9,542           22,127           (6,251 )
    Repayment of loans from related parties                  (150,021)             -                -                -
    Proceeds/(repayments) of overdraft, net                   376,211        269,219          180,675       (1,369,567 )
    Payment of dividends                                      (19,269)       (42,976)               -          (19,028 )
    Loan from related party                                         -              -                -        1,700,000
                                                        -----------------------------   ---------------------------------
Net cash provided by financing activities                     153,830        314,623          297,733          251,795
                                                        -----------------------------   ---------------------------------

Net change in cash and cash equivalents                           183         (2,209)             434              (70 )
Cash and cash equivalents at beginning of period                2,420          2,603            2,603              394
                                                        -----------------------------   ---------------------------------
Cash and cash equivalents at end of the period                  2,603            394            3,037              324
                                                        =============================   =================================

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

    Interest paid                                             111,914        135,123           63,923           82,907
                                                        =============================   =================================

                       See Notes to Financial Statements
31

                                MORBRIA LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANISATION AND BUSINESS

Morbria Limited provides multi-media, reprographic and advertising management and optimization services to advertisers and agencies in both print media and through the internet. All of the Group's operations are located in the United Kingdom.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with United States generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. These financial statements have been prepared in pounds sterling.

USE OF ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Such amounts are stated at cost which approximates market value. As of March 31, 1998 and 1999, the Company maintained its cash and cash equivalents in checking accounts with several financial institutions.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of accounts receivable at March 31, 1998 and 1999. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. The Company does not require collateral on accounts receivable. Actual credit losses may differ significantly from estimated amounts included in the allowance for doubtful accounts and such differences could be material to the financial statements.

                                MORBRIA LIMITED

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

FIXTURES AND EQUIPMENT

Fixtures and equipment are stated at cost. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

         Fixtures and fittings      4 years straight line
         Plant and machinery        8 years straight line

REVENUE RECOGNITION

The Company sells advertising and multi-media services under contracts with variable lengths. Revenues from such contracts are recognised on a completed contract basis. The Company also sells reprographic services on a purchase order basis. Revenues from such services are recognized upon completion of such services when collection is deemed probable.

ADVERTISING

Costs related to advertising are expensed as incurred. Advertising expense was immaterial for all periods presented.

INVENTORIES

Inventories represent both raw materials and work in process under advertising service and web-development contracts. Raw materials are stated at the lower of cost or net realizable value on a first-in, first-out basis. Inventories were comprised of the following:

                                              MARCH 31,                         SEPTEMBER 30,
                                     1998                   1999                    1999
                               ------------------    -------------------    ----------------------
                                 Pound Sterling        Pound Sterling           Pound Sterling

Raw materials                             17,164                 10,609                     9,890
Work in process                           80,635                106,418                   461,783
                               ------------------    -------------------    ----------------------

                               ------------------    -------------------    ----------------------
                                 Pound Sterling        Pound Sterling           Pound Sterling
                                          97,799                117,027                   471,673
                               ==================    ===================    ======================

                                MORBRIA LIMITED

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense as incurred.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 is not expected to have an impact on the Group's results of operations, financial position, or cash flows.

In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1: Statement of Position 98-1 ("SOP 98-1"), "Accounting for Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance on accounting for such software costs and is effective for years beginning after December 15, 1998. SOP 98-1 identifies the characteristics of internal use software and provides examples to assist in determining when software is developed or obtained for internal use. The impact of SOP 98-1 has not had a material impact on the Group's results of operations.

2.       LINE OF CREDIT

As of March 31, 1999, the Company met its day to day working capital requirements through an overdraft facility which is repayable on demand. The Company expects to operate within the facility currently agreed in the foreseeable future. The overdraft is secured by a fixed and floating charge on the Company's assets.

3.       LOANS PAYABLE

In September 1999, as part of the acquisition agreement between TownPages and Morbria, TownPages loaned Morbria Pound Sterling 1,700,000. The loan is repayable on demand.

                                MORBRIA LIMITED

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

4.       INCOME TAXES

Income tax expense (benefit) consist of:

                                                 MARCH 31,                       SEPTEMBER 30,
                                           1998            1999              1998              1999
                                        ------------    ------------     --------------    -------------
                                            Pound           Pound              Pound            Pound
                                           Sterling        Sterling           Sterling         Sterling
Current taxes                                     -               -                  -           14,237

Deferred taxes                               (8,417)         25,177             12,589            6,832
                                        ------------    ------------     --------------    -------------

                                            Pound           Pound              Pound            Pound
                                           Sterling        Sterling           Sterling         Sterling

Income tax expense (benefit)                 (8,417)         25,177             12,589           21,069
                                        ------------    ------------     --------------    -------------

Deferred income taxes reflect the net tax effects of tax carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets and liabilities are as follows:

                                                           MARCH 31,                    SEPTEMBER 30,
                                                    1998                1999                1999
                                              -----------------    ---------------    ---------------
Deferred tax assets:
                                                Pound Sterling     Pound Sterling     Pound Sterling
Net operating loss carryforwards                       139,637            134,373            127,706
Accelerated capital allowances                          23,770              5,818              5,645
Other temporary differences                                  -                207                207
                                              -----------------    ---------------    ---------------
Total deferred tax assets                              163,407            140,398            133,558

Less: Valuation allowance                             (146,382)          (134,914)          (131,149)
                                              -----------------    ---------------    ---------------
                                                        17,025              5,484              2,409
Deferred tax liabilities:
Accelerated capital allowances                               -             13,636             17,393
                                              -----------------    ---------------    ---------------
Total deferred tax liabilities                               -             13,636             17,393
                                              -----------------    ---------------    ---------------
                                                Pound Sterling     Pound Sterling      Pound Sterling
Net deferred tax assets (liabilities)                   17,025             (8,512)           (14,984)
                                              -----------------    ---------------    ---------------

                                MORBRIA LIMITED

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

4.       INCOME TAXES (CONT.)

Realization of our net deferred tax assets is dependent on future taxable income. We believe that it is more likely than not that such assets will be realised. However, ultimate realization could be negatively impacted by market conditions and other variables not known or anticipated at this time. The valuation allowance decreased by Pound Sterling 11,468 from March 31, 1998 to March 31, 1999 and by Pound Sterling 3,765 from March 1999 to September 30, 1999.

The following is a reconciliation between income taxes at the statutory United Kingdom corporation tax rate and the total income tax expense (benefit):


                                                      MARCH 31,                       SEPTEMBER 30,
                                                1998             1998            1998              1999
                                            -------------     ------------    ------------    -------------
Statutory United Kingdom income
                                                 Pound            Pound           Pound           Pound
                                                Sterling         Sterling        Sterling        Sterling
Tax expense (benefit)                            (53,498)          108,92          11,939          26,859
US GAAP adjustments not tax effected             279,980          (76,233)          1,337          (9,152)
Permanent differences                           (254,387)           4,915           2,458           7,098
Other                                             19,488          (11,897)         (3,145)         (3,736)
                                            -------------     ------------    ------------    ------------
                                                 Pound            Pound           Pound           Pound
                                                Sterling         Sterling        Sterling        Sterling
                                                  (8,417)          25,177          12,589          21,069
                                            -------------     ------------    ------------    ------------

5.       RELATED PARTY TRANSACTIONS

The Company has traded extensively with other companies controlled by Kevin Leech, the majority shareholder of the Company. The amounts receivable from related parties in which Kevin Leech is the controlling party were Pound Sterling 292,155, Pound Sterling 616,229 and Pound Sterling 774,879 as at March 31, 1998 and 1999 and September 30, 1999, respectively. Revenues from such related parties were Pound Sterling 415,092, Pound Sterling 654,770, Pound Sterling 330,889 and Pound Sterling 378,812 for the years ended March 31, 1998 and 1999 and the six months ended September 30, 1998 and 1999, respectively.

                                MORBRIA LIMITED

(INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

6.       COMMITMENTS

The Company's operating lease commitments are in respect of equipment and office buildings. In most cases, it is expected that the operating leases will be renewed or replaced by other leases in the normal course of business. The charge in the Company's financial statements in respect of these leases for the years ended March 31, 1999 and 1998 were Pound Sterling 57,214 and Pound Sterling 46,865, respectively and for the six months ended September 30, 1999 and 1998 such expenses were Pound Sterling 22,535 and Pound Sterling 22,535, respectively.

Future minimum annual payments under lease agreements at March 31, 1999 were as follows:

                                                                             OPERATING
                                                                             ---------
                                                                              LEASES      CAPITAL LEASES
                                                                              ------      -------------
                                                                              Pound           Pound
                                                                             Sterling        Sterling
       Year ending March 31,

                                                                                  45,071          65,239
       2000..............................................................
                                                                                  37,367         122,853
       2001..............................................................
                                                                                  37,367          63,310
       2002..............................................................
                                                                                  36,750               -
       2003..............................................................
                                                                                  36,750               -
       2004..............................................................

       Thereafter........................................................              -               -
                                                                            ------------- -----------------
       Total minimum lease payments                                              193,305         251,402
                                                                            =============
       Amount representing interest                                                              (32,193)
                                                                                          -----------------
       Present value of minimum lease payments under
       capital lease obligations                                                                 219,209
       Less current portion                                                                      (92,673)
                                                                                          -----------------
       Non-current portion                                                                       126,536
                                                                                          =================

As of March 31, 1999, the cost of assets held under capital lease was Pound Sterling 302,003 with related accumulated amortization of Pound Sterling 104,294.

7.       SUBSEQUENT EVENTS

         On 24 September, 1999, TownPagesNet.com plc acquired Morbria Limited

                              BUYERSGUIDE LIMITED

                         REPORT OF INDEPENDENT AUDITORS

To:   The Directors and Shareholders
      Buyersguide Limited

We have audited the accompanying balance sheets of Buyersguide Limited as of March 31, 1998 and 1999 and the related statements of operations, stockholders equity and cash flows for each of the two years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buyersguide Limited at March 31, 1998 and 1999, and the results of its operations and its combined cash flows for each of the two years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                  ERNST & YOUNG

Reading, England
March 17, 2000

                              BUYERSGUIDE LIMITED

                                 BALANCE SHEETS

                                                                   MARCH 31,             SEPTEMBER 30,
                                                          ----------------------------  -----------------
                                                               1998          1999            1999
                                                               Pound         Pound           Pound
                                                              Sterling      Sterling        Sterling
ASSETS:

CURRENT ASSETS:

 Cash, cash equivalents and short term investments               48,335        57,479         153,944
 Accounts receivable                                            109,674       178,099         250,031
                                                          ----------------------------  -----------------
 Total Current Assets                                           158,009       235,578         403,975

Motor Vehicles                                                   28,907        28,907          28,907
Furniture and fixtures                                           12,564        14,278          18,978
                                                          ----------------------------  -----------------
                                                                 41,471        43,185          47,885
Less: Accumulated depreciation                                   (7,062)      (16,252)        (20,515)
                                                          ----------------------------  -----------------
                                                                 34,409        26,933          27,370
                                                          ----------------------------  -----------------
                                                                192,418       262,511         431,345
                                                          ----------------------------  -----------------

LIABILITIES AND SHAREHOLDERS EQUITY:

CURRENT LIABILITIES:

 Bank loans of credit                                             2,083             -               -
 Accounts payable                                                16,887        22,257          17,296
 Current portion of capital lease obligations                     4,576         4,578           2,102
 Income taxes and social security payable                        22,991        42,698          74,982
 Deferred Income                                                234,117       480,272         565,144
                                                          ----------------------------  -----------------
 Total current liabilities:                                     280,654       549,805         659,524

Capital lease obligations less current portion                    4,952             -               -

SHAREHOLDERS' EQUITY:

 Invested capital                                                30,488        30,488          30,488
 Accumulated deficit                                           (123,676)     (317,782)       (258,667)
                                                          ----------------------------  -----------------
 Total shareholders' equity:                                    (93,188)     (287,294)       (228,179)

                                                          ----------------------------  -----------------
                                                                192,418       262,511         431,345
                                                          ----------------------------  -----------------


                       See Notes to Financial Statements

                              BUYERSGUIDE LIMITED

                        COMBINED STATEMENT OF OPERATIONS


                                            YEARS ENDED MARCH 31,       SIX MONTHS ENDED SEPTEMBER 30,
                                         -----------------------------  --------------------------------
                                              1998          1999              1998           1999
                                             POUND         POUND             POUND          POUND
                                            STERLING      STERLING          STERLING       STERLING
REVENUES
     Advertising revenues                     285,868         695,033         283,364        536,348
     Contract revenues and other                    -               -               -              -
     Revenues from related parties                  -               -               -              -
                                         -----------------------------  --------------------------------
TOTAL REVENUES                                285,868         695,033         283,364        536,348

COST OF REVENUES
     Maintenance and hosting costs              1,988           1,194             597            852
     Cost of contract revenues and other            -               -               -              -
     Advertising and commission costs         132,335         368,559         146,488        259,196
                                         -----------------------------  --------------------------------
                                              134,323         369,753         147,085        260,048

GROSS PROFIT                                  151,545         325,280         136,279        276,300

OPERATING EXPENSES:

     General and administrative               155,364         247,377         118,548         90,977
     Depreciation                               5,830           9,190           4,595          4,263
                                         -----------------------------  --------------------------------
     Total operating expenses                 161,194         256,567         123,143         95,240

OPERATING PROFIT / (LOSS)                      (9,649)         68,713          13,136        181,060

     Interest expense                             (78)           (920)           (460)          (460)
     Interest income                              161             579             290          1,237
                                         -----------------------------  --------------------------------
NET PROFIT/(LOSS) FOR THE PERIOD               (9,566)         68,372          12,966        181,837
                                         =============================  ================================

                       See Notes to Financial Statements

                              BUYERSGUIDE LIMITED

                   COMBINED STATEMENT OF STOCKHOLDERS EQUITY

                                           INVESTED         ACCUMULATED
                                            CAPITAL           DEFICIT           TOTAL
                                      ------------------------------------------------------
                                               Pound             Pound           Pound
                                              Sterling          Sterling        Sterling
Balance at March 31, 1997                       20,847           (36,433)        (15,586)

Net loss for year                                                 (9,566)         (9,566)

Income taxes                                                           -               -

Partner drawings                                                 (77,677)        (77,677)

Partner contributions                            9,641                 -           9,641

                                      ------------------------------------------------------
Balance at March 31, 1998                       30,488          (123,676)        (93,188)

Net profit for year                                               68,372          68,372

Income taxes                                                           -               -

Partner drawings                                                (262,478)      (262,478)

Movement in stock                                                      -               -

                                      ------------------------------------------------------
Balance at March 31, 1999                       30,488          (317,782)       (287,294)

Net profit for period                                            181,837         181,837

Income taxes                                                           -               -

Partner drawings                                                (122,722)       (122,722)

Movement in stock                                                      -               -

                                      ------------------------------------------------------
                                               Pound             Pound           Pound
                                              Sterling          Sterling        Sterling
Balance at September 30, 1999                   30,488          (258,667)       (228,179)
                                      ======================================================

                       See Notes to Financial Statements

                              BUYERSGUIDE LIMITED

                            STATEMENT OF CASH FLOWS

                                                                                       SIX MONTHS ENDED
                                                         YEARS ENDED MARCH 31,           SEPTEMBER 30,
                                                       --------------------------- --------------------------
                                                            1998          1999            1998        1999
                                                           POUND         POUND           POUND       POUND
                                                          STERLING      STERLING        STERLING    STERLING
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income / (loss)                                      (9,566)       68,372      12,966      181,837
     Adjustments to reconcile net loss to
     net cash used in operating activities:
      Depreciation                                            5,830         9,190       4,595        4,263
     Change in operating assets and
     liabilities:
      Accounts receivable                                   (83,878)      (68,425)     (5,814)     (71,932)
      Accounts payable                                       14,687         5,370           -       (4,961)
      Deferred income                                       191,327       246,155     103,572       84,872
      Income taxes and social security payable               14,404        19,707        (739)      32,284
                                                       --------------------------- --------------------------
Net cash provided by operating activities                   132,804       280,369     114,580      226,363
                                                       --------------------------- --------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchases of tangible fixed assets                      (20,914)       (1,714)          -       (4,700)
                                                       --------------------------- --------------------------
Net cash used in investing activities                       (20,914)       (1,714)          -       (4,700)
                                                       --------------------------- --------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayments on finance lease commitments                  (5,685)       (4,950)     (2,475)      (2,476)
    Proceeds from finance leases                             10,000             -           -            -
    Capital contributions                                     9,641             -           -            -
    Proceeds from/repayment of loans                             83        (2,083)     (1,200)           -
    Partner drawings                                        (77,677)     (262,478)   (131,239)    (122,722)
                                                       --------------------------- --------------------------
Net cash used in by financing activities                    (63,638)     (269,511)   (134,914)    (125,198)
                                                       --------------------------- --------------------------

Net change in cash and cash equivalents                      48,252         9,144     (20,334)      96,465
Cash and cash equivalents at beginning of period                 83        48,335      48,335       57,479
Cash and cash equivalents at end of the period
                                                       --------------------------- --------------------------
                                                             48,335        57,479      28,001      153,944
                                                       --------------------------- --------------------------

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

    Interest paid                                                78           920         460          460
                                                       --------------------------- --------------------------

                       See Notes to Financial Statements

                              BUYERSGUIDE LIMITED

                       NOTES TO THE FINANCIAL STATEMENTS

(INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

1.       BUSINESS

ORGANISATION AND BUSINESS

These financial statements represent the financial statements of Buyersguide Limited. The company provides advertising services through the internet. All of the Company's operations are located in the United Kingdom.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with United States generally accepted accounting principles. These financial statements have been prepared in pounds sterling.

Through September 30, 1999 the business traded as a partnership. On that date, the partnership ceased trading and the fixed assets of the business were transferred to Buyersguide Limited, a company incorporated under the laws of England and Wales. The remaining assets and liabilities of the partnership were retained by the partners.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FIXTURES AND EQUIPMENT

Fixtures and equipment are stated at cost. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

         Fixtures and fittings      5 years straight line
         Plant and machinery        25% reducing balance

REVENUE RECOGNITION

The group sells advertising on a twelve month contract. Income is recognised in the profit and loss account on a pro rata basis over the twelve month period. The corresponding costs are expensed when incurred.

                              BUYERSGUIDE LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

(INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCE LEASES AND HIRE PURCHASE

Assets held under finance leases are capitalized in the balance sheet and are depreciated over the shorter of the lease term or their useful economic life. Amortization of these assets is included in the income statement with depreciation and amortization of purchased assets.

USE OF ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the company to concentration of credit risk consist primarily of accounts receivable at March 31, 1998 and 1999. The Group performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. The Group does not require collateral on accounts receivable. Actual credit losses may differ significantly from estimated amounts included in the allowance for doubtful accounts and such differences could be material to the financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 is not expected to have an impact on the company's results of operations, financial position, or cash flows.

In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1: Statement of Position 98-1 ("SOP 98-1"), "Accounting for Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance on accounting for such software costs and is effective for years beginning after December 15, 1998. SOP 98-1 identifies the characteristics of internal use software and provides examples to assist in determining when software is developed or obtained for internal use. The impact of SOP 98-1 has not had a material impact on the Group's results of operations.

                              BUYERSGUIDE LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

(INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

3.       INCOME TAXES / CORPORATION TAXES

Due to the business operating as a partnership until September 30, 1999 profits of the business were taxed under personal income tax rules rather than company corporation tax rules. No estimates have been made to include a corporation tax charge or liability in the accounts.

4.       COMMITMENTS

The Company's operating leases are solely for office buildings and are month to month leases. In most cases, it is expected that the operating leases will be renewed or replaced by other leases in the normal course of business. Rental expense incurred for the years ended March 31, 1999 and 1998 were Pound Sterling 12,397 and Pound Sterling 5,400, respectively and for the six months ended September 30, 1999 and 1998 were Pound Sterling 17,234 and Pound Sterling 5,557, respectively.

Future minimum annual payments under capital lease agreements at March 31, 1999 were as follows:

                                                                          CAPITAL LEASES
                                                                                   POUND
                                                                                 STERLING
       Year ending March 31,
       2000..............................................................         5,428
       2001..............................................................             -
       2002..............................................................             -
       2003..............................................................             -

       2004..............................................................             -
       Thereafter........................................................             -

                                                                         ------------------
       Total minimum lease payments                                               5,428
       Amount representing interest                                                (850)

       Present value of minimum lease payments under
                                                                         ------------------
       capital lease obligations                                                  4,578
       Less current portion                                                      (4,578)
                                                                         ------------------
       Non-current portion                                                            -
                                                                         ==================

As of March 31, 1999, the cost of assets held under capital lease was Pound Sterling 10,425 with related accumulated amortization of Pound Sterling 4,863.

                              BUYERSGUIDE LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

(INFORMATION FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 IS UNAUDITED)

5.       RELATED PARTY TRANSACTIONS

Mr J Bowden and Miss L Bowden are the co-owners of the property from which the Company's Newcastle-upon-Tyne operations are carried on. The company believes that this related-party transaction is on terms no less favourable than would be obtained from unrelated third parties. Any future transactions between the company and its officers, directors and affiliates will be on terms no less favourable to the Company than can be obtained from unaffiliated third parties. Rental expense in respect of such transactions for the year ended March 31, 1999 was Pound Sterling 9,120 and for the six months ended September 30, 1999 and 1998 were Pound Sterling 12,216 and Pound Sterling 2,280, respectively. No rental expense was incurred under such agreement for the year ended March 31, 1998.

6.       SUBSEQUENT EVENTS

On October 1, 1999, TownPages acquired Buyersguide Limited.

                              TOWNPAGESNET.COM PLC

                                    FORM 6-K

                        WWW.CO.UK, MORBRIA & BUYERSGUIDE

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

                                           TownPagesNet.com plc

Date:    April 14, 2000                    By: /s/ Richard Walker
         ---------------------                 ---------------------------------
                                                   Richard Walker
                                                   Chief Financial Officer

49